

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

<u>Via E-Mail</u>
Mr. Michael J. Valentine
Chief Financial Officer
John B. Sanfilippo & Son, Inc.
1703 North Randall Road
Elgin, Illinois 60123

   Re: **John B. Sanfilippo & Son, Inc.**
      Form 10-K for the Fiscal Year Ended June 28, 2012
      Filed August 30, 2012
      File No. 0-19681

Dear Mr. Valentine:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/H. Roger Schwall

            H. Roger Schwall
            Assistant Director